Exhibit 99.1

NEWS RELEASE

VANCOUVER, BC., November 9, 2006 – Levon Resources Ltd. (“LVN”-TSX Venture Exchange) announces that it has entered into a corporate communications services agreement with Investor Relations Group Inc., a European communications firm. The term of the agreement is for an initial term of 12 months, which may be extended for further periods. (The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release).

John Mullen is the principal of Investor Relations Group Inc. and has been engaged to prepare, implement, and manage an external communications strategy for the Company targeted to German and other investors in Europe. In consideration for the services the Company has agreed to pay $2,000 per month plus expenses.

For more information please contact Ron Tremblay, President of Levon Resources Ltd. at (604) 682-3701.

ON BEHALF OF THE BOARD OF DIRECTORS

s/“Ron Tremblay”

President & Director

This document contains certain forward looking statements which involve known and unknown risks, delays, and uncertainties not under the corporations control which may cause actual results, performance or achievements of the corporation’s to be materially different from the results, performance or expectation implied by these forward looking statements.

Suite #400, 455 Granville Street, Vancouver, British Columbia, Canada, V6C 1T1 Tel: 604-682-3701 FAX: 604-682-3600